Exhibit 21.1
SUBSIDIARIES OF IMMUNITYBIO, INC.

Name of Subsidiary	Jurisdiction of Organization	Percentage of Voting Securities Owned Directly or Indirectly by ImmunityBio, Inc.
Infacell Therapeutics, Inc.	Delaware	100.0%
Inex Bio, Inc.	Republic of Korea	100.0%
NantCell, Inc.	Delaware	100.0%
Etubics Corporation	Delaware	100.0%
Altor BioScience, LLC	Delaware	100.0%
Altor BioScience Manufacturing Company, LLC	Delaware	100.0%
Receptome, Inc.	Delaware	100.0%
VBC Holdings LLC	Delaware	92.0%
VivaBioCell, S.p.A.	Italy	100.0%
GlobeImmune, Inc.	Delaware	69.1%
Immunotherapy NANTibody, LLC	Delaware	60.0%
IgDraSol, Inc.	Delaware	100.0%
MCLR Parent LLC	Delaware	100.0%
Mariposa Clinic Co LLC	Delaware	100.0%
Mariposa Lab Co LLC	Delaware	100.0%
Mariposa Radiology Co LLC	Delaware	100.0%
AccessBio LLC	Delaware	50.0%

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Note:    All of the subsidiaries shown above are included in our consolidated financial statements. Inactive subsidiaries have not been included in the above list.